

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Brian K. Kistler
Chief Executive Officer
Freedom Holdings, Inc.
6461 N 100 E
Ossian, IN 46777

   Re: **Freedom Holdings, Inc.**
        Amendment No. 1 to Form 10
        Filed August 23, 2021
        File No. 000-52952

Dear Mr. Kistler:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10, filed August 23, 2021

Item 1. Business, page 3

1.   We note your disclosure that you are choosing to utilize the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(2) of the JOBS Act. Please revise your filing to clearly disclose that this election is irrevocable. Additionally, please revise the facing page of your filing to include the required disclosure related to your election to use extended transition period.

(a) Business Development, page 3

2.   Please revise to disclose here that you have no assets, have not earned any revenues to date and have negative working capital, negative stockholders' equity and a going concern opinion from your auditor. Also disclose here that you may incur losses in seeking a business combination and that your Chief Executive Officer intends to spend a limited amount of time seeking a business combination.

Item, 1. Business
(b) Business of the Issuer, page 4

3.   Revise the second paragraph to disclose the qualifications and experience of Mr. Kistler in analyzing potential business opportunities.

4.   We note the disclosure that your limited capital available for investigation may negatively impact your ability to discover or adequately evaluate acquisition opportunities. Please add risk factor disclosure on this risk or advise.

5.   We note the disclosure in the third paragraph on page 5 that shareholder approval will likely not be obtained for any acquisition or business combination and that if it is obtained that, "may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders." Please revise your Risk Factors section to add specific disclosure on the risks associate when shareholders do not have a vote on any business combination, when approval may delay and increase expenses of any transaction, and on the risk that shareholders may have dissenters' rights.

Item 1A. Risk Factors, page 5

6.   Please add new risk factors that address the risks related to:
   • the disclosure in the last paragraph on page 11 that "the selection of a business combination will be complex and extremely risky;"
   • the disclosure in the second paragraph on page 12 that the "Company possesses limited funds and will be extremely limited in its attempts to locate potential business situations for investigation;"
   • the company may not be the surviving company and shareholders may be cashed-out;
   • that the Company may never locate a potential business combination; and
   • that you will incur costs to improve internal controls over financial reporting.

Our business is difficult to evaluate because we have limited operating business ...., page 5

7.   Please separate the risk that your business is difficult to evaluate because of your limited operations from the risks involved in having no revenues, no assets and a going concern opinion. Expand your risk factor disclosure on difficulty of evaluation to include that your business has changed four times since 2005 and, if true, that management has no prior experience in the business of seeking a business combination. Ensure that

the subheadings of these new separated risk factors state the risks discussed in the risk factor.

Management May Be Entrenched Even Though Stockholders May Believe Other Management May Be Better, page 6

8.   Please revise the subheading to state the risks of delaying, deferring or preventing a change of control.

There is currently a limited and sporadic trading market for our common stock, and liquidity of shares of our common stock is limited., page 7

9.   We note your disclosure on page 17 that your common stock "is quoted on the Over-the-Counter Pink Sheets." Please clarify this risk factor, the first risk factor on page 9, and elsewhere throughout your registration statement the current market for your common stock.

Item 2. Financial Information, page 10

10.   Noting the disclosure in the last paragraph beginning at the bottom of page 13 that being a public company will increase your costs and that you will incur costs to improve internal controls over financial reporting and to comply with Section 404 of the Sarbanes-Oxley Act and will hire additional accounting and administrative staff, clarify how these costs will be paid in light of the company's lack of revenues and assets and disclose the timeline for hiring staff. Please also add corresponding risk factor disclosure.

Managements Discussion and Analysis of Plan of Operation, page 10

11.   Please revise your filing to disclose the nature of your revenues and how these amounts are recorded in your financial statements. We also note disclosure on page 11 that you have not earned any revenues from operations to date. Please revise your filing to also remove these inconsistencies.

The registration statement contains forward-looking statements and information relating to us, our industry and to other businesses., page 10

12.   Revise the subheading to reference the risks identified in the body of the risk factor.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

13.   Please revise the share numbers here and throughout, as appropriate, to reflect the reverse split completed on July 19, 2021.

Item 5. Directors and Executive Officers, page 14

14.   Please complete or remove the sentence at the top of page 15 "Mr. Kistler currently serves in the following capacities."

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related
Stockholder Matters
(a) Market information, page 17

15.   Please state the the corresponding trading symbol(s) for each class of the registrant's
        common equity and indicate, as applicable, that any over-the-counter market quotations
        reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not
        necessarily represent actual transactions. Revise to include a statement to the effect that
        there is no established public trading market for your common stock, and, if applicable,
        state the range of high and low bid information for each full quarterly period within the
        two most recent fiscal years and any subsequent interim period for which financial
        statements are included, or are required to be included by Article 3 of Regulation S-
        X indicating the source of such quotations. See Items 201(i-iii) of Regulation S-K.

(b) Holders, page 17

16.   Revise to include the aggregate number of shares held by the 2,251 holders post Reverse
        Split.

Note 5 Note Payable, page F-9

17.   We note disclosure of your outstanding notes payable. Please revise your filing where
        appropriate to disclose your business relationship with Bruce Miller, the terms of the
        loans, the consequences of not repaying the loans subject to the repayment terms, and how
        you intend to repay the outstanding notes payable amounts.

Note 9 Subsequent Events, page F-11

18.   We note disclosure that on July 19, 2021 the company effectuated a 1 for 5,000 reverse
        stock split. Please revise your filing to give retroactive effect of this reverse stock split in
        your financial statements for all periods presented. Refer to ASC 505-10-S99.

Statement of Operations, page F-15

19.   We note that you have recorded stock based compensation of $240,000 during fiscal years
        ended September 30, 2020 and 2019, which appears to be related to the issuance of series
        D preferred stock, as disclosed on page F-20. Please tell us and revise your filing to
        explain how you determined the fair value of these share issuances and the corresponding
        stock based compensation recorded in your financial statements for each period presented.
        Further, please revise Note 7 to disclose the stock issuance(s) during the fiscal year ended
        September 30, 2019 resulting in stock based compensation recorded in your income
        statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance